Filed by Fortis SA NV

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as amended

Subject Company: ABN AMRO Holding NV

Registration Number: 333-144752

Date: October 2, 2007

On October 2, 2007, the consortium of Fortis, The Royal Bank of Scotland and Santander issued the following joint press release:

2 October 2007 – Fortis, RBS and Santander – U.S. Registration Statement declared effective

In connection with the proposed acquisition by RFS Holdings of ABN AMRO and further to their announcement of 28 September 2007 regarding U.S. regulatory matters, Fortis, RBS and Santander (collectively, the “Banks”) announce that the U.S. Securities and Exchange Commission has declared effective the Registration Statement on Form F-4 (the “Form F-4”) filed by RBS, which includes the U.S. offer document, thereby satisfying in part condition (h) of the offer. As a result, RBS will now also be permitted to issue its ordinary shares upon settlement of the offer to ABN AMRO shareholders and ADS holders in the U.S. in satisfaction of RFS Holdings’s obligations under the terms and conditions of the offer (as described in further detail in the U.S. offer document). Copies of the Form F-4, including the U.S. offer document, may be obtained free of charge from the SEC’s website, http://www.sec.gov.

The Banks believe this marks another significant step towards satisfaction of the conditions applicable to the offer and invite ABN AMRO shareholders to accept the Banks’ offer prior to its expiration on Friday, 5 October 2007 at 3:00 pm (Amsterdam time) / 9:00 am (New York City time).

Copies of the offer documents and of documents incorporated by reference in the offer documents may be obtained free of charge, subject to the same restrictions as apply to the offers, by contacting the Dutch exchange agent or the global information agent at the addresses and telephone numbers below.

Holders of ABN AMRO ordinary shares or ADSs should contact the Dutch exchange agent or the global information agent at the addresses and telephone numbers below for information on how to tender their shares:

The Dutch exchange agent: Fortis Bank (Nederland) N.V. Rokin 55 1012 KK Amsterdam The Netherlands Tel: +31 20 527 24 67

The global information agent:

D.F. King & Co., Inc.

2 London Wall Buildings, 2nd Floor

London Wall, London EC2M 5PP

United Kingdom

European Toll Free Help Line: 00 800 5464 5464

48 Wall Street, 22nd Floor

New York, NY 10005

United States

North American Toll Free Help Line: 1 (800) 848 2998

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Important Information

This announcement is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

In connection with the offer for ABN AMRO, RBS has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which includes the U.S. offer document, and the Banks have filed with the SEC a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a copy of such documents without charge, at the SEC's website (http://www.sec.gov/). Copies of all documents filed in connection with the offer may also be obtained from each Bank, without charge.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, whether the Banks and ABN AMRO enter into any definitive agreement with respect to the potential acquisition of ABN AMRO, satisfaction of any conditions to the offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

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Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis S.A./N.V., Rue Royale 20, 1000 Brussels, Belgium

The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12 1HQ, UK. Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB. Registered in Scotland No 45551

Banco Santander, S.A., Ciudad Grupo Santander, Avenida de Cantabria, s/n, 28660 Boadilla del Monte, Madrid, Spain